                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                               SMTC Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  832682 10 8
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [_] Rule 13d-1(b)

                               [_] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                   ------------------
  CUSIP No. 832682 10 8                  13G                Page 2 of 10 Pages
            -----------
-------------------------                                   ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Celerity EMSIcon, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          3,389,475
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          3,389,475
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      3,389,475
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      15.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------

-------------------------                                   ------------------
 CUSIP No. 832682 10 8                  13G                 Page 3 of 10 Pages
           -----------
-------------------------                                   ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Celerity Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          52,226
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          52,226
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      52,226
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      .24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

-------------------------                                   ------------------
 CUSIP No. 832682 10 8                  13G                 Page 4 of 10 Pages
           -----------
-------------------------                                   ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Celerity Euro Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          39,226
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          39,226
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      39,226
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      .18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

Item 1(a).     Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is SMTC Corporation. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices

     The principal executive offices of the Company are located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6

Item 2(a).     Name of Person Filing

     This Statement is being filed on behalf of Celerity EMSIcom, LLC ("Celerity LLC"), Celerity Partners III, L.P. ("Celerity III"), and Celerity Euro Partners III, L.P. ("Celerity Euro").

     Celerity Partners, Inc. ("Celerity, Inc.") is the Managing Member of Celerity LLC. Mark Benham and Stephen Adamson are the joint owners of Celerity Inc. and are thus the controlling persons of Celerity Inc.

     Celerity Partners III, LLC ("CP III") is the sole General Partner of each of Celerity III and Celerity Euro. Mr. Benham and Mr. Adamson are the managers of CP III with sole authority to act for CP III.

Item 2(b).     Address of Principal Business Office or, if none, Residence

   The principal business address of Celerity LLC, Celerity III, Celerity Euro, Celerity Inc. and CP III is c/o Celerity Partners, Inc. IIIII Santa Monica Blvd., Suite 1127, Los Angeles, CA 90025.

Item 2(c).     Citizenship

   Each of the Celerity LLC, Celerity III, Celerity Euro, Celerity Inc. and CP III is organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities

   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number

     The CUSIP number of the Company's Common Stock is 832682 10 8.

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)  [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).
(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)  [_]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c).
(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [_]  An employee benefit plan or endowment fund in accordance with
     (S)240.13d-1(b)(1)(ii)(F).
(g)  [_]  A parent holding company or control person in accordance with
     (S)240.13d-1(b)(1)(ii)(G).
(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     [_] If this statement is filed pursuant to (S)240.13d-1(c), check this box.

Item 4.  Ownership
Item 4(a).  Amount beneficially owned

   As of the close of business on December 31, 2000 Celerity LLC owned 3,389,475 shares of Common Stock of the Company. Celerity LLC has the sole power to vote and dispose of the shares of Common Stock. Celerity LLC acts by and through its Managing Member, Celerity Inc. Celerity Inc. acts by and through its controlling shareholders, Mr. Benham and Mr. Adamson. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock. Mr. Benham and Mr. Adamson disclaim beneficial ownership of all such shares.

   As of the close of business on December 31, 2000, Celerity III owned 52,226 shares of Common Stock of the Company and Celerity Euro owned 39,226 shares of Common Stock of the Company. Celerity III and Celerity Euro have the sole power to vote and dispose of their shares of Common Stock. Celerity III and Celerity Euro act by and through their general partner, CP III. Mr. Adamson and Mr. Benham are the Managers of CP III and may be deemed to beneficially own shares held by Celerity III and Celerity Euro. Mr. Benham and Mr. Adamson disclaim beneficial ownership of all such shares. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b).  Percent of Class

   As of the close of business on December 31, 2000, Celerity LLC, Celerity III and Celerity Euro together owned 15.9% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Funds is based upon 21,888,453 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of February 5, 2001 based on representations made by the Company's Transfer Agent, Mellon Investor Services, LLC.


Item 4(c).  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: Incorporated by reference from item 5 of the Cover Page.

     (ii) shared power to vote or to direct the vote: Incorporated by reference from item 6 of the Cover Page.

     (iii) sole power to dispose or to direct the disposition of: Incorporated by reference from item 7 of the Cover Page.

     (iv) shared power to dispose or to direct the disposition of: Incorporated by reference from item 8 of the Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:  February 12, 2001

                                CELERITY EMSIcon, LLC

                                     By:  Celerity Partners, Inc.,
                                          its Managing Member


                                     By:  /s/ Stephen E. Adamson
                                          -------------------------
                                          Name:  Stephen E. Adamson
                                          Title: President


                                CELERITY PARTNERS III, L.P.
                                CELERITY EURO PARTNERS III, L.P.

                                     By:  CELERITY PARTNERS III, LLC
                                          their general partner



                                     By:  /s/ Stephen E. Adamson
                                          --------------------------
                                          Name:  Stephen E. Adamson
                                          Title: Manager

                                                                       Exhibit A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G
                        ______________________________


The undersigned hereby agree as follows:

  (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

  (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 12, 2001

                                CELERITY EMSIcon, LLC

                                     By:  Celerity Partners, Inc.,
                                          its Managing Member


                                     By:  /s/ Stephen E. Adamson
                                          --------------------------
                                          Name:  Stephen E. Adamson
                                          Title: President


                                CELERITY PARTNERS III, L.P.
                                CELERITY EURO PARTNERS III, L.P.

                                     By:  CELERITY PARTNERS III, LLC
                                          their general partner



                                     By:  /s/ Stephen E. Adamson
                                          --------------------------
                                          Name:  Stephen E. Adamson
                                          Title: Manager